Exhibit 99.1

ISS and Glass Lewis Recommend Absolute Software Shareholders Vote FOR the Arrangement with Crosspoint

ISS cites 34% premium, extensive process, and consideration of alternatives in its rationale for supporting the all-cash transaction

Glass Lewis finds that the “meaningful” premium “represents a favorable outcome for the Company’s shareholders at this time relative to the Company’s alternatives, including the standalone path”

Securityholders are encouraged to vote FOR the plan of arrangement well in advance of the proxy deadline on June 27, 2023 at 10:00 a.m. Pacific Time

VANCOUVER, British Columbia & SAN JOSE, Calif.—(BUSINESS WIRE)—June 22, 2023— Absolute Software™ (NASDAQ: ABST) (TSX: ABST) (“Absolute” or the “Company”), the only provider of self-healing, intelligent security solutions, is pleased to announce that both leading independent proxy advisors, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have recommended Absolute shareholders vote FOR the plan of arrangement with Crosspoint Capital Partners, L.P. (the “Arrangement”).

Absolute shareholders will receive an all-cash consideration of US$11.50 per share under the terms of the Arrangement, which represents a premium of approximately 34% to the closing price of Absolute common shares (“Shares”) on the Nasdaq Global Market (“NASDAQ”) on May 10, 2023, and a premium of approximately 38% to the Company’s 30-day volume-weighted average price of the Shares on the NASDAQ for the period ending on May 10, 2023, being the last trading day on the NASDAQ prior to the execution of the Arrangement Agreement. More information about the Arrangement can be found in the Company’s management information circular filed under the Company’s SEDAR and EDGAR profiles on May 26, 2023, and also available on Absolute’s website, at https://www.absolute.com.

Securityholders are encouraged to vote FOR the Arrangement by no later than 10:00 a.m. (Pacific Time) on June 27, 2023, being the proxy cut-off for the Company’s special meeting of shareholders to be held at 10:00 a.m. Pacific Time on June 29, 2023 (the “Meeting”) at Suite 3500 – 1133 Melville Street, Vancouver, British Columbia. Non-registered shareholders are reminded that they must complete, sign and submit their voting instruction forms in advance of the proxy cut-off in accordance with the instructions provided by their intermediary.

In its endorsement of the Arrangement, ISS cited the below factors:

Comprehensive Process:

“The market check process appears to be comparable to, or more extensive than many recent similar software take-private transactions in the North American market…The board placed a healthy amount of emphasis on considering alternative structures, such as a PIPE transaction, and supplied credible reasons for showing eventual preference to an outright acquisition.”

Valuation:

“The valuation was established using standardized metrics and seems validated by the range of other offers received around the time of the sale… the offer represents a premium to the unaffected price, the sale process (and valuation) appears reasonable considering the surrounding fact pattern, and there are credible downside risks of non-approval. As such, support for the proposal is warranted.”

As an independent proxy advisory firm, ISS has approximately 3,400 clients including many of the world’s leading institutional investors who rely on ISS’ objective and impartial analysis to make important voting decisions.

Glass Lewis also noted key factors in its support of the Arrangement, including:

A robust process:

“On balance, we believe the Absolute board conducted a thorough review of the Company’s strategic and transaction alternatives prior to entering into the proposed agreement. The Company engaged in discussions with multiple third parties and appears to have secured what is likely the best, and possibly the only, acquisition proposal available at this time.”

The Arrangement as the best option for shareholders:

“…having considered the opportunities and risks associated with the Company’s standalone business and alternatives, as well as the time- and risk-adjusted value that could reasonably be expected to accrue to shareholders under those alternatives, as compared to the all-cash, premium offer, we see a reasonable basis to conclude that the acquisition is in the best interests of shareholders at this time.”

Valuation:

“Notably, the offer price represents a meaningful premium to unaffected trading prices and appears to be a relatively favorable exit opportunity at which shareholders can realize full liquidity and certain value for their investments in the Company.”

Glass Lewis is an independent proxy advisor to institutional investors, covering 30,000 shareholder meetings each year, across approximately 100 global markets. Their customers include the majority of the world’s largest pension plans, mutual funds, and asset managers who collectively manage over $40 trillion in assets.

A fulsome explanation of the underlying matters considered by ISS and Glass Lewis in making their recommendations is contained in the respective reports.

Shareholder Questions

Shareholders who have questions or need assistance voting their shares should contact Absolute’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free within North America) or at 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com.

Voting is Important and Easy; Vote FOR the All-Cash Arrangement TODAY

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the thirteenth consecutive quarter in the Spring 2023 Grid® Report for Endpoint Management and for the third consecutive quarter in the Grid Report for Zero Trust Networking. ©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

About Crosspoint Capital Partners

Crosspoint Capital Partners is a private equity investment firm focused on the cybersecurity, privacy and infrastructure software markets. Crosspoint has assembled a group of highly successful operators, investors and sector experts to partner with foundational technology companies and drive differentiated returns. Crosspoint has offices in Menlo Park, CA and Boston, MA. For more information visit: www.crosspointcapital.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar references and, within this press release, include, but is not limited to, statements with respect to the transaction’s ability to deliver immediate value to shareholders.

Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include: that the Arrangement will deliver value; the satisfaction of the conditions precedent to the Arrangement; timing, receipt and anticipated effects of court and other approvals; the delisting from the TSX and NASDAQ, the closing of the Arrangement; and the current volatility level of the markets.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to the Arrangement, as more particularly described in the “Risk Factors Related to the Arrangement” section of Absolute’s most recently filed Management Information Circular, which is available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Additional material risks and uncertainties applicable to the forward-looking statements herein include, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

Contacts

For more information, contact:

Media Relations:

Becki Levine

press@absolute.com

858-524-9443

Investor Relations:

Joo-Hun Kim

IR@absolute.com

212-868-6760